Filed by Orbotech Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Orbotech Ltd.

Commission File No.: 000-12790

1

The script of a presentation to employees by Asher Levy, CEO of Orbotech Ltd., made available to employees through webcast

Good morning everyone and thank you for joining us on a short notice.

Earlier this morning KLA-Tencor, a world leader in process control for the semiconductor and related industries for 40 years, and Orbotech have agreed that KLA- Tencor will acquire Orbotech.

The transaction values Orbotech at above $3.4 billion, and an enterprise value of 3.2 billion. This is indication of the value creation that we generated throughout the years.

Even more so, this agreement is the testament of Orbotech strong leadership and respected position as a technological innovator.

This event marks an exciting and historical moment for Orbotech and its employees. In fact, I believe that this is the opening of a new chapter of opportunities, growth and achievements for our company.

So who is KLA Tencor?

KLA-Tencor has been a leader in process control for the semiconductor and related industries, developing and manufacturing inspection, metrology and data analysis systems that rely on innovative optics, sensors and high-performance computing technologies. The Company was founded in 1976 and its headquarters are in Milpitas California, with approximately 6300 employees, over 500 of which are based in Israel. KLA Tencor has facilities in 17 locations worldwide.

We believe that joining with a global leader such as KLA-Tencor represents a major step up for Orbotech and its employees and presents a unique and exciting opportunity to support our future growth plans. The two companies are complementary in products and customers, yet have no overlapping product lines. Over the last few months, we learned that the two companies share similar values and culture and have reached the conclusion that KLA-Tencor is the best company in the industry to partner with, and make it real.

Many of you are wondering, why sell? Why now?

We, as management, firmly believe that the transaction will lead to multiple growth opportunities and will serve as the best vehicle to fulfill our future growth plans.

So, allow me to share some of my thoughts about the potential and the opportunities that we are so excited about.

We believe that this transaction will allow Orbotech to fully embrace the megatrends’ opportunities while mitigating future risks. We anticipate the combination of Orbotech and KLA-Tencor will result in a broader and stronger multinational company that can bring further opportunities to its employees. Furthermore, we expect that partnering with KLA-Tencor will significantly accelerate our growth mainly through:

1.	Bringing further innovation and values to our customers.

2.	Leveraging KLA-Tencor’s technology leadership.
3.	Leveraging KLA-Tencor’s scale and infrastructure.
4.	And, accelerating products’ development roadmap and enhancing customer offering.

Working together with KLA-Tencor, means becoming a stronger and a better company, it means an extended and complementary product offering, it means being able to continue to drive our ambitious growth plans.

We are very excited to be acquired by a leading company like KLA-Tencor and we know that KLA-Tencor views Orbotech as a highly diversified and profitable, growing company with strong growth plans, brand and talent. This is the reason for KLA-Tencor’s plan to continue operating the Orbotech business as a standalone business and under the Orbotech brand, in its current locations. As part of the technological megatrends and Orbotech leading position in the ecosystem, KLA-Tencor plans to capitalize on our key strengths in order to increase exposure to fast growing end segments 5G, AR/VR, advanced smartphones, automotive and OLED, to name a few. In addition, KLA expects that through the acquisition it will be able to extend its own technology and industry reach within the electronics value chain to the PCB and FPD segments.

Overall, KLA-Tencor’s objective is to generate 20% of its business from non-Wafer Front End (WFE) equipment markets by the year 2020, and the acquisition of Orbotech announced today, allows KLA-Tencor to meet this objective. Orbotech will fit well into KLA-Tencor’s strategy of growth outside of its core business.

The transaction will drive potential synergies focused mainly on growth to exceed Orbotech’ 2020 objectives, while reducing risks. Both companies will explore best practices and align unified corporate processes.

It is equally important to talk about what’s next, and what happens tomorrow.

Keep in mind, we have just signed the deal and the closing is expected to take place by the fourth quarter. No integration activity will start before closing of the deal and Orbotech and KLA-Tencor will continue to serve as two separate entities until the closing of the deal.

We continue to view 2018 as a year of execution: our focus remains on executing the current work plans and meeting our annual G&Os. The period between signing and closing will be used as a comprehensive process of learning and planning for both companies, that involves only a small team of people. Please don’t communicate with KLA-Tencor employees, customers or suppliers during this closing process unless you are asked to.

We have to remember and follow the KTBR phrase – Keep The Business Running.

At this time, I wish to thank each and every one of you. Your knowhow, dedication and commitment is what makes Orbotech a technological innovator and a great company. We believe that today’s transaction presents wonderful opportunities for further personal and professional growth under a larger umbrella and a stronger organization.

So in summary,

1.	KLA-Tencor and Orbotech see a unique opportunity to accelerate growth by combining forces.
2.	The companies are complementary and share similar values and culture.
3.	KLA-Tencor is confident in Orbotech’s employees and their ability to execute the Orbotech 2020 objectives.
4.	We view the acquisition by KLA-Tencor as an opportunity to position ourselves as a larger, stronger, and more sustainable company to better serve our customers and grow our employees.
5.	Our past achievements and future opportunities are a direct result of your contribution.

In addition, I strongly believe that KLA-Tencor is the best company in the industry to partner with and make it real.

We know you have a lot of questions, which is why we posted a Q&A on the internal website. Although we are limited in how much we can say now, even to employees, if the Frequently Asked Questions document doesn’t answer your questions, please know that we will provide more information as soon as we can.

Until then, we ask for your patience and understanding. This transaction would not have been possible without you, and I want to thank you for your hard work and contribution.

At this time, we have a few minutes and I would like to open up the call to address some of your questions.

Forward-Looking Statements

This communication contains forward-looking statements as defined in the Securities Exchange Act of 1934 and is subject to the safe harbors created therein. These forward-looking statements involve risks and uncertainties that could significantly affect the expected results and are based on certain key assumptions. Due to such uncertainties and risks, no assurances can be given that such expectations will prove to have been correct, and readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. The forward-looking statements contained herein include, but are not limited to, the manner in which the parties plan to effect the transaction, including the share repurchase program; the ability to raise additional capital necessary to complete the repurchase program within the time frame expected; the expected benefits, synergies and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the parties’ ability to complete the transaction considering the various closing conditions, including conditions related to regulatory and Orbotech shareholder approvals; the plans, strategies and objectives of management for future operations; product development, product extensions, product integration, complementary product offerings and growth opportunities in certain business areas; the potential future financial impact of the transaction; and any assumptions underlying any of the foregoing. Actual results may differ materially from those referred to in the forward-looking statements due to a number of important factors, including but not limited to the possibility that expected benefits of the transaction may not materialize as expected; that the transaction may not be timely completed, if at all; that KLA-Tencor may not be able to successfully integrate the solutions and employees of the two companies or ensure the continued performance or growth of Orbotech’s products or solutions.

In addition, other risks that KLA-Tencor faces include those detailed in KLA-Tencor’s filings with the Securities and Exchange Commission, including KLA-Tencor’s annual report on Form 10-K for the year ended June 30, 2017 and quarterly report on Form 10-Q for the quarter ended December 31, 2017. Other risks that Orbotech faces include those detailed in Orbotech’s filings with the Securities and Exchange Commission, including Orbotech’s annual report on Form 20-F for the year ended December 31, 2017.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving KLA-Tencor and Orbotech. This communication does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of Orbotech for their consideration. KLA-Tencor intends to file with the SEC a Registration Statement on Form S-4 that will include a preliminary prospectus with respect to KLA-Tencor’s common stock to be issued in the proposed transaction and a proxy statement of Orbotech in connection with the merger of an indirect subsidiary of KLA-Tencor with and into Orbotech, with Orbotech surviving. The information in the preliminary proxy statement/prospectus is not complete and may be changed. KLA-Tencor may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 becomes effective. The proxy statement/prospectus will be provided to the Orbotech shareholders. KLA-Tencor and Orbotech also plan to file other documents with the SEC regarding the proposed transaction.

This communication is not a substitute for any prospectus, proxy statement or any other document that KLA-Tencor or Orbotech may file with the SEC in connection with the proposed transaction. Investors and security holders of KLA-Tencor and Orbotech are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when they become available) and other documents filed with the SEC by KLA-Tencor on KLA-Tencor’s Investor Relations page (ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, 1 Technology Drive, Milpitas, CA 95035 (for documents filed with the SEC by KLA-Tencor), or by Orbotech on Orbotech’s Investor Relations page (investors.Orbotech.com) or by writing to Orbotech Ltd., Investor Relations, 7 Sanhedrin Boulevard, North Industrial Zone, Yavne 8110101 Israel (for documents filed with the SEC by Orbotech).